SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)*


                                  FOLDERA, INC.
             -------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
             -------------------------------------------------------
                         (Title of Class of Securities)


                                    344229109
                   ------------------------------------------
                                 (CUSIP Number)


                          Vision Capital Advisors, LLC
                         20 West 55th Street, 5th Floor
                               New York, NY 10019
                          Attention: Antti Uusiheimala
                                Tel: 212.849.8226
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 19, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.:  344229109

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Adam Benowitz

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                     7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER   -   39,905,020
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER   -   39,905,020

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,905,020

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.5%

14   TYPE OF REPORTING PERSON

     IN

                                Page 2 of 6 pages

CUSIP No.:  344229109

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Opportunity Master Fund, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF                     7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER   -   39,905,020
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER   -   39,905,020

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,905,020

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.5%

14   TYPE OF REPORTING PERSON

     CO

                                Page 3 of 6 pages

CUSIP No.:  344229109

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                     7        SOLE VOTING POWER   -   0
SHARES
BENEFICIALLY                  8        SHARED VOTING POWER   -   39,905,020
OWNED BY
EACH                          9        SOLE DISPOSITIVE POWER   -   0
REPORTING
PERSON WITH                   10       SHARED DISPOSITIVE POWER   -   39,905,020

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,905,020

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.5%

14   TYPE OF REPORTING PERSON

     IA

                                Page 4 of 6 pages

                                EXPLANATORY NOTE

This Amendment No. 5 (this "Statement") amends the Schedule 13D relating to Foldera, Inc., a Nevada corporation (the "Issuer"), originally filed on August 7, 2007 by and on behalf of Vision Opportunity Master Fund, Ltd. (the "Fund") and certain of its affiliates, and all amendments thereto (collectively, the "Existing Schedule 13D"). Item 4 of the Existing Schedule 13D is hereby supplemented and Item 5 of the Existing Schedule 13D is hereby replaced in its entirety, as follows:

ITEM 4.  Purpose of Transaction.

         The Fund engaged in the following transactions on the open market with respect to the Issuer's Common Stock:

         Transaction     Number of      Price       Type of
         Date            Shares       per Share     Transaction
         ------------------------------------------------------
         12/14/07          112,000      $.175       Purchase
         12/14/07           32,000      $.17        Purchase
         12/17/07          200,000      $.18        Purchase
         12/18/07          500,000      $.18        Purchase
         12/19/07          300,000      $.18        Purchase
         12/19/07           75,000      $.22        Purchase
         12/19/07           24,000      $.225       Purchase
         12/20/07          303,000      $.26        Purchase
         12/20/07           15,000      $.24        Purchase
         12/20/07          100,000      $.25        Purchase
         12/20/07           55,000      $.28        Purchase
         12/20/07            5,000      $.27        Purchase
         12/20/07           50,000      $.285       Purchase
         12/21/07          100,000      $.26        Purchase

ITEM 5.  Interest in Securities of the Issuer.

         (a) As of December 19, 2007, the Fund beneficially owned 39,277,020 shares of Common Stock, representing 31.9% of all of the issued and outstanding shares of Common Stock. As of December 21, 2007, the Fund beneficially owns 39,905,020 shares of Common Stock, representing 32.5% of all of the issued and outstanding shares of Common Stock. The Investment Manager and Mr. Benowitz may each be deemed to beneficially own the shares of Common Stock held by the Fund. Each disclaims beneficial ownership of such shares. The amounts set forth in this response are based on the 122,957,326 shares of Common Stock outstanding as of November 8, 2007, as reported on the Issuer's Form 424B3 filed on December 13, 2007.

         (b) The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 39,905,020 shares of Common Stock reported herein.

         (c) Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.


                                Page 5 of 6 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 26, 2007

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC
                                       VISION OPPORTUNITY MASTER FUND, LTD.


                                       By: /s/ ADAM BENOWITZ
                                           -------------------------------------
                                           Adam Benowitz, for himself, as
                                           Managing Member of the Investment
                                           Manager and a Director of the Fund



                                Page 6 of 6 pages